BARNWELL INDUSTRIES INC.
1100 Alakea Street, Suite 500
Honolulu, Hawaii 96813-2840
(808) 531-8400

January 28, 2026

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Barnwell Industries Inc.
Registration Statement on Form S-3
Filed January 12, 2026
File No. 333-292684

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Barnwell Industries Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, January 30, 2026, or as soon as practicable thereafter.

Very truly yours,

Barnwell Industries Inc.

By: /s/ Philip F. Patman, Jr.
Philip F. Patman, Jr.
Chief Financial Officer